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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                             HEAT ACQUISITION CORP.
                                      AND
                                     RHI AG
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   379335102

                     (CUSIP Number of Class of Securities)

                               DR. GEORG OBERMEIR
                            CHIEF EXECUTIVE OFFICER
                                     RHI AG
                                MOMMSENGASSE 35
                             A-1040 VIENNA, AUSTRIA
                                 43-1-50213-123

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                   COPIES TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                      $322,533,328                                                $64,507

* Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $13.00, the amount offered for each share of common stock, par value $0.25 per share (together with the associated preferred share purchase rights, the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), by the sum of (i) 22,412,961, representing all of the Shares that were issued and outstanding as of July 1, 1999 (including 651,297 Shares held under the Company's 401(k) plan), (ii) 2,276,535, representing all of the Shares reserved for issuance pursuant to outstanding options granted under the Company's 1992 stock compensation plan, as amended, and stock option plan for non-employee directors, as amended and restated, and (iii) 120,760, representing all of the stock units outstanding under the Company's deferred compensation plan.

**  1/50th of 1% of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not Applicable   Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable   Date Filed:    Not Applicable

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                               Page 1 of 6 Pages
                      (Exhibit Index is located on Page 6)

    This Tender Offer Statement on Schedule 14D-1 is filed by RHI AG, an Austrian stock corporation ("Parent"), and Heat Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.25 per share (together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated October 31, 1995, as amended, between Global Industrial Technologies, Inc., a Delaware corporation ("the Company"), and The Bank of New York, the "Shares"), of the Company at a purchase price of $13.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer To Purchase, dated July 16, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Global Industrial Technologies, Inc. The address of its principal executive offices is 2121 San Jacinto Street, Suite 2500, Dallas, Texas 75201. The telephone number of the Company at such location is (214) 953-4500.

    (b) The information set forth on the cover page and under "Introduction" of the Offer To Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer To Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 8 ("Certain Information Concerning Purchaser and Parent") and in Schedule I to the Offer To Purchase is incorporated herein by reference.

    (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer To Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; and the Merger Agreement") of the Offer To Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth under "Introduction" and in Section 9 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

                               Page 2 of 6 Pages
                      (Exhibit Index is located on Page 6)

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth under "Introduction" and in Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; and the Merger Agreement") and Section 12 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer To Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; and the Merger Agreement") of the Offer To Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; and the Merger Agreement") and Section 12 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer To Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Annex A, Annex B and Annex C of the Offer To Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; and the Merger Agreement") of the Offer To Purchase is incorporated herein by reference.

    (b)-(c) The information set forth under "Introduction" and in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters") of the Offer To Purchase is incorporated herein by reference.

    (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer To Purchase is incorporated herein by reference.

    (e) To the best knowledge of Parent and Purchaser, there are no material pending legal proceedings.

    (f) The information set forth in the Offer To Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

                               Page 3 of 6 Pages
                      (Exhibit Index is located on Page 6)

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer To Purchase, dated July 16, 1999
(a)(2)     Letter of Transmittal
(a)(3)     Notice of Guaranteed Delivery
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees
(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)     Form of Summary Advertisement, dated July 19, 1999
(a)(8)     Text of Joint Press Release of Parent and the Company, dated July 12, 1999
(b)        Not applicable
(c)(1)     Agreement and Plan of Merger, dated July 12, 1999, among Parent, Purchaser and the
           Company
(d)        Not applicable
(e)        Not applicable
(f)        Not applicable

                               Page 4 of 6 Pages
                      (Exhibit Index is located on Page 6)

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HEAT ACQUISITION CORP.

                                By:  /s/ JAKOB MOSSER
                                     -----------------------------------------
                                     Name: Jakob Mosser
                                     Title: President

                                RHI AG

                                By:  /s/ JAKOB MOSSER
                                     -----------------------------------------
                                     Name: Jakob Mosser
                                     Title: Member of Management Board

Dated: July 16, 1999

                               Page 5 of 6 Pages
                      (Exhibit Index is located on Page 6)

                                 EXHIBIT INDEX

EXHIBIT                                                   DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
(a)(1)     Offer To Purchase, dated July 16, 1999
(a)(2)     Letter of Transmittal
(a)(3)     Notice of Guaranteed Delivery
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)     Form of Summary Advertisement, dated July 19, 1999
(a)(8)     Text of Joint Press Release of Parent and the Company, dated July 12, 1999
(b)(1)     Not applicable
(c)(1)     Agreement and Plan of Merger, dated July 12, 1999, among Parent, Purchaser and the Company
(d)        Not applicable
(e)        Not applicable
(f)        Not applicable

                               Page 6 of 6 Pages
                      (Exhibit Index is located on Page 6)